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                          July 17, 2023

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Inc
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Inc
                                                            283 County Road 519
                                                            Belvidere, NJ 07823
                                                            File No. 333-273209

       Dear James E. Kras:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Alexander McClean, Esq.